Exhibit 99.2

Antalpha Platform Holding Company

(the “Company”)

FORM OF PROXY FOR SHAREHOLDERS

I/We
Please Print Name(s)

of
Please Print Address(es)

being (a) shareholder(s) of the Company with _______________ shares respectively hereby appoint

____________________________________________________________ of ___________________________________________________________

or failing him/her

____________________________________________________________ of ___________________________________________________________

or failing him/her the duly appointed chairman of the EGM (the “Chairman”) as my/our proxy to vote for me/us and on my/our behalf at the Extraordinary General Meeting of the Company (the “EGM”) to be held on July 21, 2025 at 2:00 p.m. (Hong Kong time) at 42nd Floor, Edinburgh Tower, The Landmark, 15 Queen’s Road, Central, Hong Kong and at any adjournment of the EGM. My proxy is instructed to vote on a poll or on a show of hands on the resolutions in respect of the matters specified in the Notice of the EGM as indicated below:

Resolution	For	Against	Abstain

BY AN ORDINARY RESOLUTION THAT the authorized share capital of the Company be increased from “US$50,000 divided into 50,000,000 Ordinary Shares of a par value of US$0.001 each” to “US$62,500 divided into 62,500,000 Ordinary Shares of a par value of US$0.001 each” by the creation of an additional 12,500,000 Ordinary Shares of a par value of US$0.001 each to rank pari passu in all respects with the existing shares.

BY A SPECIAL RESOLUTION THAT (a) 59,375,000 authorized Ordinary Shares (including the 23,677,500 issued Ordinary Shares) of a par value of US$0.001 each in the capital of the Company be re-designated as Class A Ordinary Shares, and (b) 3,125,000 authorized but unissued Ordinary Shares of a par value of US$0.001 each in the capital of the Company be re-designated as Class B Ordinary Shares (the “Share Re-designation”), such that immediately following the Share Re-designation, the authorized share capital of the Company will be US$62,500 divided into 62,500,000 Ordinary Shares of a par value of US$0.001 each, comprising of (i) 59,375,000 Class A Ordinary Shares (including 23,677,500 issued Class A Ordinary Shares) of a par value of US$0.001 each, and (ii) 3,125,000 Class B Ordinary Shares of a par value of US$0.001 each.

BY A SPECIAL RESOLUTION THAT the Company’s Amended and Restated Memorandum of Association and Articles of Association be amended and restated by their deletion in their entirety and the substitution in their place of the Second Amended and Restated Memorandum of Association and Articles of Association in the form as attached to the EGM notice as Exhibit A (the “Amended M&AA”) for the purposes of varying the Company’s authorized share capital, so that the authorized share capital of the Company will be US$62,500 divided into 62,500,000 shares comprising of (i) 59,375,000 Class A Ordinary Shares of a par value of US$0.001 each (the “Class A Ordinary Shares”), and (ii) 3,125,000 Class B Ordinary Shares of a par value of US$0.001 each (the “Class B Ordinary Shares”), with the rights attaching to such shares as set out in the Amended M&AA, including that each Class A Ordinary Share is entitled to one vote, and is not convertible into Class B Ordinary Share under any circumstances, and each Class B Ordinary Share is entitled to twenty (20) votes, subject to certain conditions, and is convertible into one Class A Ordinary Share at any time by the holder thereof.

BY AN ORDINARY RESOLUTION THAT Mr. Moore Xin Jin, Chairperson of the board of directors and Chief Executive Officer of the Company, be granted one or more awards under the Company’s 2024 Share Incentive Plan (as may be amended from time to time), in the form of options, restricted share units or other types, to acquire an aggregate of up to 1,500,000 Class B Ordinary Shares, of which the first 750,000 Class B Ordinary Shares shall vest only upon the Company achieving a market capitalization of at least US$1 billion, and the remaining 750,000 Class B Ordinary Shares shall vest only upon the Company achieving a market capitalization of at least US$2 billion, as an incentive for Mr. Jin’s continued service and to align Mr. Jin’s interests with those of the Company and its shareholders.

BY AN ORDINARY RESOLUTION THAT the Company shall adopt the treasury management plan in the form as attached to the EGM notice as Exhibit B for the purposes of improving the treasury management of the Company, and the Company and its board of directors be authorized to take all actions as may be necessary for the purposes of carrying out such treasury management plan, including issuing ordinary shares or other securities to raise funds to acquire digital gold, or acquiring digital gold through its subsidiaries and/or investees, which may include publicly listed companies, from time to time for purposes of carrying out such treasury management plan.

Please indicate your voting preference by ticking, or inserting the number of shares to be voted for or against or to abstain in, the boxes above in respect of each resolution. If you do not complete this section, your proxy will vote or abstain at his/her discretion, as he/she will on any other business that may be raised at the EGM.

You may instruct your proxy to vote some or all of the shares in respect of which the proxy is appointed either for or against any resolution and/or abstain from voting as such proxy need not cast the votes in respect of your shares in the same way on any resolution. In this case, please specify in the voting boxes above the number of shares in respect of which your proxy is to vote for or against or to abstain in respect of each resolution.

If you have appointed more than one proxy, please specify in the voting boxes above the number of shares in respect of which each proxy is entitled to exercise the related votes. If you do not complete this information, the first person listed above shall be entitled to exercise all the votes in relation to the relevant resolution. If you have appointed more than one proxy, the first person listed above shall be entitled to vote on a show of hands.

If you have appointed another proxy to vote on a show of hands in a separate form (in which case the proxy appointed in this form may not vote on a show of hands) please tick this box: ☐

Signed:

Name:

Date:

In the case of joint holders the

senior holder (see note 4 below) should sign.

Please provide the names of all other

joint holders: _____________________________

NOTES

IF YOU HAVE EXECUTED A STANDING PROXY, YOUR STANDING PROXY WILL BE VOTED AS INDICATED IN NOTE 2 BELOW, UNLESS YOU ATTEND THE EGM IN PERSON OR COMPLETE AND SEND IN THIS FORM APPOINTING A SPECIFIC PROXY.

1

A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the EGM is entitled to appoint one or more proxies to attend and vote in his/her stead. Please insert the name of the person(s) of your own choice that you wish to be appointed proxy in the space provided, failing which the Chairman will be appointed as your proxy.

2

Any standing proxy previously deposited by a shareholder with the Company will be voted in favour of the resolutions to be proposed at the EGM unless revoked prior to the EGM or the shareholder attends the EGM in person or completes and returns this form appointing a specific proxy.

3

Whether or not you propose to attend the EGM in person, you are strongly advised to complete and return this form of proxy in accordance with these instructions. To be valid, this form must be completed and deposited (together with any power of attorney or other authority under which it is signed or a notarially certified copy of that power or authority) at the offices of Continental Stock Transfer & Trust Company, at One State Street Plaza, 30th Floor, New York, New York 10004, or send copies of the foregoing by email to proxy@continentalstock.com, as soon as possible and in any event not later than 48 hours before the time for holding the EGM or any adjourned EGM. Returning this completed form of proxy will not preclude you from attending the EGM and voting in person if you so wish.

4

If two or more persons are jointly registered as holders of a share, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint holders. For this purpose seniority shall be determined by the order in which the names stand on the Company’s register of members in respect of the relevant shares. The senior holder should sign this form, but the names of all other joint holders should be stated on the form in the space provided.

5	If this form is returned without an indication as to how the proxy shall vote, the proxy will exercise his/her discretion as to whether he/she votes and if so how.

6

This form of proxy is for use by shareholders only. If the appointor is a corporate entity this form of proxy must either be under its seal or under the hand of some officer or attorney duly authorized for that purpose.

7	Any alterations made to this form must be initialled by you.

8	A proxy may vote on a show of hands or on a poll.